1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒                Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Eva Chen, VP of Finance Div.
No. 123, Sec. 3, Da Fong Rd., Tantzu,	SPILIR@spil.com.tw
Taichung, Taiwan 42749	+886-4-25341525#1536
www.spil.com.tw	Byron Chiang, Spokesperson
Spokesperson@spil.com.tw
+886-3-5795678#3676

The resolution of SPIL’s

First Extraordinary Shareholders’ Meeting of 2018

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2018/2/12

February 12, 2018 — Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held its First Extraordinary Shareholders’ Meeting of 2018.

At the extraordinary shareholders’ meeting, the shareholders approved for the Company to consummate the Joint Share Exchange Agreement by and between Advanced Semiconductor Engineering, Inc., enabling the newly established ASE Industrial Holding Co., Ltd. to acquire all issued shares of both companies, while the Company and Advanced Semiconductor Engineering, Inc. will be delisted. In other words, the Joint Share Exchange Agreement, the Supplemental Agreement to the Joint Share Exchange Agreement and the transactions contemplated by the Joint Share Exchange Agreement were approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: February 12, 2018	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer